As filed with the Securities and Exchange Commission on December 21, 2005

Securities Act File No. 333-39837
Investment Company Act File No. 811-5870

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)
(Amendment No. 1)

Merrill Lynch Senior Floating Rate Fund, Inc.
(Name of Issuer)

Merrill Lynch Senior Floating Rate Fund, Inc.
(Names of Person(s) Filing Statement)

Shares of Common Stock, Par Value $.10 per share
(Title of Class of Securities)

59019R 10 5
(CUSIP Number of Class of Securities)

Robert C. Doll, Jr.
Merrill Lynch Senior Floating Rate Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536
(609) 282-2800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Thomas R. Smith, Jr., Esq. Sidley Austin Brown & Wood LLP 787 Seventh Avenue New York, New York 10019	Andrew J. Donohue, Esq. Merrill Lynch Investment Managers, L.P. P.O. Box 9011 Princeton, New Jersey 08543-9011

November 14, 2005
(Date Tender Offer First Published,
Sent or Given to Security Holders)

        This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (the “Fund”) relating to an offer to purchase (the “Offer”) up to 15,000,000 of the Fund’s shares of common stock, par value $0.10 per share (the “Shares”) and originally filed with the Securities and Exchange Commission on November 14, 2005, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

        The Offer terminated at 4:00 p.m., Eastern time, on December 13, 2005 (the “Expiration Date”). Pursuant to the Offer, 3,458,411.572 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $8.97 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $31,021,951.80.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.

December 21, 2005	By:	/s/ Donald C. Burke
(Donald C. Burke, Vice President and Treasurer)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASTER SENIOR FLOATING RATE TRUST

December 21, 2005	By:	/s/ Donald C. Burke
(Donald C. Burke, Vice President and Treasurer)